Windtree Therapeutics Inc.

2600 Kelly Road, Suite 100

Warrington, Pennsylvania 18976

July 10, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Windtree Therapeutics Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
Filed July 10, 2025
File No. 333-287358

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Windtree Therapeutics Inc. (the “Company”) hereby requests acceleration of the effectiveness date of the above referenced Registration Statement, so that it will become effective at 9:30 a.m., Eastern Time, on July 11, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Thompson Hine LLP, request by telephone that such Registration Statement be declared effective.

Please contact Faith L. Charles of Thompson Hine LLP, outside counsel to the Company, at (212) 908-3905, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

WINDTREE THERAPEUTICS INC.

/s/ Jed Latkin
Jed Latkin
Chief Executive Officer

cc:	Faith L. Charles (Thompson Hine LLP)